Exhibit 99.1

LOAN AGREEMENT

THIS LOAN AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into to be effective as of April 30, 2024 between Heramba Holdings, Inc., a Delaware corporation (the “Borrower”), Heramba Limited, an Irish private company duly incorporated under the laws of Ireland with company registration number 745130 (“Parent”) and [    ] (the “Lender”). Each of the Borrower, Lender and Parent are sometimes referred to herein collectively as the “Parties.”

WHEREAS, the Lender is making a loan (the “Loan”) to the Borrower in the aggregate principal stated amount of $[     ] (the “Principal Amount”) on or about the date of this Agreement; and

WHEREAS, the Borrower and the Lender desire to enter into this Agreement to evidence the terms and conditions of the Loan.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree to be bound as follows:

I. Definitions and Interpretations.

A. Definitions.

For purposes of this Agreement, unless otherwise indicated or defined herein, capitalized terms shall be defined as follows:

“Agreement” is defined in the introduction to this Agreement.

“Applicable Interest Rate” means 20.0% per annum.

“Borrower” means the entity set forth in the introduction to this Agreement and its successors and permitted assigns as provided in Article V of this Agreement.

“Borrower Power” means, with respect to any applicable action, event or circumstance of any Subsidiary of the Borrower, such action, event or circumstance that is within the actual power and authority of the Borrower (acting directly or indirectly, including through its other Subsidiaries) to cause such Subsidiary to take or do such action, event or circumstance, as applicable, or to prevent such Subsidiary from taking, doing or allowing to exist such action, event or circumstance, as applicable, subject to any fiduciary or similar duties, in each case as reasonably determined by the Borrower in good faith.

“Business Combination Agreement” means that certain business combination agreement, dated as of October 2, 2023, by and among Project Energy Reimagined Acquisition Corp., Heramba Electric plc, Heramba Merger Corp., Heramba Limited and Heramba GmbH, as amended or supplemented from time-to-time.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed or are in fact closed.

“deSPAC Transaction” means the transactions contemplated by the Business Combination Agreement.

“Event of Default” has the meaning assigned to such term in Article IV of this Agreement.

“Governmental Authority” shall mean any federal, state, provincial, local, or foreign government, court or governmental agency, authority, instrumentality or regulatory or legislative body.

“Highest Lawful Rate” means the maximum lawful rate of interest permitted to be paid to the Lender by applicable usury laws, rules or regulations, now or hereafter enacted, as changed when and as such laws, rules or regulations change, to the extent permitted by such laws, rules or regulations, effective on the day such change becomes effective.

“Interest Payment Date” means, as the context may require, (i) the Termination Date and (ii) with respect to any prepayment, the date of prepayment.

“Lender” means the entity set forth in the introduction to this Agreement and its successors and permitted registered assigns as provided in Article V of this Agreement.

“Loan” is defined in the introduction to this Agreement.

“Loan Documents” means, collectively, this Agreement, the Note and each certificate, agreement or document executed by the Borrower and delivered to the Lender under the requirements of any of the foregoing.

“Material Adverse Effect” means (a) a material adverse change in the operations, business or financial condition of the Borrower and its consolidated Subsidiaries, taken as a whole, (b) a material impairment of the ability of the Borrower to perform its obligations under any Loan Document to which it is a party or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of this Agreement or any Loan Document to which it is a party.

“Note” means the promissory note evidencing the Loan made in accordance with Article II, Section A, substantially in the form of Exhibit A.

“Notice of Default” is defined in Article IV, Section A.

“Parent” means the entity set forth in the introduction to this Agreement and its successors and permitted assigns as provided in Article V of this Agreement.

“Parties” is defined in the introduction to this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership or government or any agency or political subdivision thereof.

“Principal Amount” is defined in the introduction to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity of which an aggregate of 50% or more of the outstanding stock or comparable equity interest having ordinary voting power to elect a majority of the board of directors, managers, trustees or other controlling persons, is, at the time, directly or indirectly, owned or controlled by such Person and/or one or more Subsidiaries of such Person (irrespective of whether, at the time, stock or comparable equity interest of any other class or classes of such entity shall have or might have voting power by reason of the happening of any contingency).

“Termination Date” means (i) if the deSPAC Transaction is consummated, the third (3rd) Business Day following consummation of the deSPAC Transaction or (ii) if the Business Combination Agreement is terminated, the thirtieth (30th) Business Day following the date the Business Combination Agreement is terminated, provided that in no event shall the Termination Date be later than September 1, 2024.

B. Interpretations.

In and for the purposes of this Agreement:

1. “this Agreement” means this Agreement as the same may from time to time be restated, modified, supplemented, or amended and in effect;

2. the words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, paragraph or other subdivision;

3. the headings in this Agreement are for convenience only and do not form a part of this Agreement and are not intended to interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof;

4. the singular of any term includes the plural, and vice versa;

5. the use of any term is generally applicable to any gender, and where applicable, an entity;

6. the word “or” is not exclusive, and the word “including” is not limiting (regardless of whether non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto);

7. except as otherwise expressly provided herein, where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

8. all references to “USD”, “Dollars” and “$” in this Agreement will be references to the lawful currency of the United States.

II. The Note.

A. The Lender is making the Loan to the Borrower in the Principal Amount, and such Loan shall be subject to the terms and conditions of this Agreement. Any portion of the Loan that is repaid may not be reborrowed.

B. Issuance and Delivery of the Note. Subject to all of the terms and conditions set forth herein, the Borrower agrees to issue and sell to the Lender, and the Lender agrees to purchase from the Borrower, the Note. The sale and purchase of the Note shall take place immediately following execution of this Agreement (the “Closing”). At the Closing, the Borrower will deliver to the Lender the Note against receipt by the Borrower of $[ ] in immediately available funds by wire transfer in accordance with the instructions set forth in Annex A hereto.

C. Non-Redemption Agreement. Prior to the Closing, the Lender shall have received a fully executed copy of that certain Non-Redemption Agreement between the Lender and Project Energy Reimagined Acquisition Corp. (the “Company”) in substantially the form attached as Exhibit B hereto.

D. Repayment of Note. The Borrower shall repay the entire remaining unpaid Principal Amount of the Note, together with all accrued but unpaid interest and all reasonable costs of the Lender on the Termination Date. The Borrower and Parent shall be jointly and severally obligated and liable for all amounts due hereunder and pursuant to the Note and Parent shall be deemed a guarantor for the Note and all amounts due thereunder.

E. Optional Prepayments. The Borrower shall have the right to prepay the Principal Amount of the Note, in whole or in part, at any time without notice, penalty or premium. Any prepayment of principal shall be accompanied by a payment of all interest accrued and unpaid on the portion of the Principal Amount being prepaid.

F. Interest.

1. Interest Amount. The Loan shall bear interest in cash and in Dollars on the unpaid Principal Amount thereof from time to time outstanding, from the thirty-first (31st) Business Day following termination of the Business Combination Agreement until the Loan is repaid, at a rate per annum equal to the Applicable Interest Rate. Interest on the Loan (if any) shall be payable in arrears, on each Interest Payment Date. For the avoidance of doubt, there shall be no interest accrued (a) in the event the deSPAC Transaction is consummated or (b) prior to the thirty-first (31st) Business Day following termination of the Business Combination Agreement.

2. Usury Laws. Notwithstanding any other provision of this Agreement, interest under the Note shall not exceed the Highest Lawful Rate; and if any amount is paid under the Note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a payment on account of the principal amount of the Note.

G. Payments and Computations.

1. The Borrower shall make each payment hereunder not later than 5:00 P.M. (Eastern time) on the day when due, in Dollars, to the Lender at an account designated from time to time by the Lender in immediately available funds or by such other means as may be agreed between the Borrower and the Lender, without set-off or counterclaim. Payments not paid by the Borrower before 5:00 P.M. (Eastern time) shall be deemed to be received on the next Business Day. Whenever any payment or performance hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

2. All payments will be paid to the Lender at the close of normal business on the Business Day prior to the applicable payment date.

3. All computations of interest shall be made by the Lender on the basis of a year of 365 (or, in the case of a leap year, 366) days comprised of actual days in each calendar month. Each computation by the Lender of interest hereunder shall be prima facie evidence of the amount at issue.

H. Application of Payments. Notwithstanding any other provision of this Agreement or the Note to the contrary, all payments and prepayments of principal on the Note shall be applied first to the reasonable costs of the Lender, second to the accrued but unpaid interest on the Note and third to principal of the Note.

I. Status of Note. The Note is a general unsecured, senior obligation of the Borrower.

J. Register. The Borrower shall maintain a register for the Note, with customary details, and reflect outstanding principal amounts under the Note owed to the Lender from time to time. The register shall be available for inspection upon request.

K. Legal Fees. The Borrower shall pay the Lender $[ ] for the attorney fees incurred by Lender in connection with this Agreement and the transactions contemplated hereunder, which such amount shall be offset against the amount that the Lender transfers to the Borrower pursuant to this Agreement and the Note.

L. Indemnification. The Borrower agrees to indemnify and hold harmless the Lender, its affiliates and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but excluding financial losses to an Indemnified Party relating to the economic terms of this Agreement), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Agreement, the performance by the Borrower of its obligations hereunder, the consummation of the transactions contemplated hereby or any pending or threatened claim or any action, suit or proceeding against the Borrower; provided that the Borrower will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a non-appealable judgment by a court of competent jurisdiction to have resulted from the Lender’s breach of this Agreement or from the Lender’s willful misconduct or gross negligence or fraud. In addition (and in addition to any other reimbursement of legal fees contemplated by this Agreement), the Borrower will reimburse any Indemnified Party for all out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of the Borrower. The provisions of this paragraph shall survive the termination of this Agreement.

III. Representations, Warranties and Covenants of the Borrower.

A. Warranties. The Borrower represents and warrants to the Lender that as of the date hereof:

1. The Borrower is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization and has the power and authority under its organizational documents to own and operate its properties and assets and to transact the business in which it is now engaged. The Borrower has the power and authority to execute and deliver this Agreement and the Note and to carry out its obligations hereunder and thereunder.

2. The execution, delivery and performance of this Agreement and the Note and the consummation of the transactions contemplated hereunder and thereunder (a) have been duly authorized by all necessary organizational action required to be obtained by the Borrower and (b) do not violate any provision of (A) law, statute, rule or regulation or any applicable order of any court or any rule, regulation or order of any Governmental Authority or (B) the certificate or articles of incorporation or other constitutive documents or by-laws of the Borrower.

3. This Agreement is a legally binding obligation of the Borrower that is enforceable in accordance with its terms (subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (c) implied covenants of good faith and fair dealing).

4. There is no action, suit, proceeding or governmental investigation pending or, to the knowledge of the Borrower, threatened against the Borrower or any of its property or assets, which would have a material adverse effect on the ability of the Borrower to comply with its obligations hereunder.

5. Parent is indirectly through a Subsidiary of Parent, the holder of one hundred percent (100%) of the equity interests of the Borrower.

B. Covenants. The Borrower covenants and agrees with the Lender that while any amount owed to the Lender is outstanding under this Agreement:

1. The Borrower shall as soon as reasonably practicable, and in any event within three (3) Business Days after an officer or director obtains knowledge of the occurrence thereof, notify the Lender in writing of the occurrence of any Event of Default or any event which, with the giving of notice or lapse of time or otherwise, might constitute an Event of Default and at the same time inform the Lender of any action taken or proposed to be taken by the Borrower in connection therewith.

2. The Borrower shall, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to, comply with all material laws, rules, regulations and orders of any Governmental Authority applicable to it, except (i) where the necessity or fact of compliance therewith is contested in good faith by appropriate proceedings or (ii) the failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3. The Borrower shall pay and discharge, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to pay and discharge, before the same shall become delinquent, all governmental claims, taxes, assessments, charges, and levies, except where contested in good faith, by proper proceedings and with respect to which adequate reserves therefor have been established on the books of the Borrower or the appropriate Subsidiary in conformity with customarily applicable accounting standards.

4. The Borrower shall timely pay and discharge, and shall, to the extent of its Borrower Power, cause each of its Subsidiaries to timely pay and discharge, all before the same shall become delinquent, all payments, debts, obligations and other liabilities owed by the Borrower or the applicable Subsidiary to any third party creditor or vendor, except to the extent that the failure to timely pay and discharge would not reasonably be expected to have a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole.

5. The Borrower shall, and shall, to the extent of its Borrower Power, cause each of the Borrower’s Subsidiaries to, preserve and maintain its corporate existence and, except to the extent that the failure to preserve such rights and franchises would not reasonably be expected to have a Material Adverse Effect on the Borrower and its Subsidiaries taken as a whole. The Borrower may cause a Subsidiary to dissolve or be liquidated under applicable law so long as the assets of such Subsidiary become the assets of the Borrower or another Subsidiary of the Borrower.

C. Termination of the Business Combination Agreement. In the event the Business Combination Agreement is terminated prior to the consummation of the deSPAC Transaction, the Lender shall be issued equity interests in Parent equal to [   ]% of the equity ownership of Parent.

D. Public Disclosure. The Borrower and Parent each shall not, and shall cause its representatives and Subsidiaries to not, disclose any material non-public information to the Lender, including, but not limited to, any information concerning the Company, the deSPAC Transaction and/or the Business Combination Agreement, such that the Lender shall not be in possession of any such material non-public information.

IV. Events of Default.

A. Events of Default. The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an Event of Default:

1. The Borrower defaults in the payment of the principal of the Note when the same becomes due and payable at its stated maturity, upon declaration or otherwise, and such default continues uncured for a period of three (3) Business Days.

2. Subject to the Borrower’s rights under Article II, Section E, the Borrower defaults in the payment of interest on the Note, or any other obligation under the Loan Documents (other than principal) when such interest or other obligation becomes due and payable, and such default continues uncured for a period of three (3) Business Days.

3. The Borrower shall fail to perform or observe any term, covenant or agreement (other than the payments described in Sections IV.A.1. and IV.A.2. hereof) contained in this Agreement or in any other Loan Document and such failure continues for a period of seven (7) Business Days after receipt by the Borrower of a Notice of Default (as defined in this Clause 3), provided that, a default under this Clause 3 is not an Event of Default until the Lender notifies the Borrower in writing of the default and the Borrower does not cure such default (and such default is not waived) within the time periods specified in this Clause 3, after actual receipt of such notice (a “Notice of Default”), which must identify the default, demand that it be remedied and state that such notice is a Notice of Default.

4. Any representation or warranty made by the Borrower shall be incorrect in any material respect when made or deemed made, and, in the case of the representations and warranties contained in Sections III.A.2(b)(A) and III.A.4 hereof, become materially incorrect after the date hereof; provided that, if such lack of correctness is capable of being corrected, remedied or cured, the Borrower shall have a period of seven (7) Business Days within which to correct, remedy or cure such lack of correctness; provided further that, such seven (7) Business Day period shall commence upon the earlier of (i) the date upon which written notice from the Lender of such incorrect representation or warranty is received by the Borrower or (ii) the date upon which an executive officer or director of the Borrower has obtained knowledge of such incorrectness.

5. Pursuant to any reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law or statute of the federal government or any state government that, by its express terms, is applicable to the Borrower or any Subsidiary, (a) any proceedings involving the Borrower or any Subsidiary are commenced by or against the Borrower of the applicable Subsidiary, or (b) a trustee of any substantial part of the assets of the Borrower or any Subsidiary is applied for or appointed, and the Borrower or the applicable Subsidiary by any action or failure to act indicates its approval of, consent to or acquiescence in any of the foregoing, or an order shall be entered approving the petition in such proceedings, or approving the application for or appointment of such trustee, and within 60 days after the entry of such order or such appointment, such order or appointment is not vacated, discharged or stayed on appeal or otherwise, or shall not otherwise have ceased to continue in effect.

B. Remedies. Upon the occurrence of an Event of Default hereunder, the Lender may, at the Lender’s option, (i) by written notice to the Borrower, without presentment, demand, further notice, protest or other requirements of any kind (all of which are hereby expressly waived by the Borrower), declare the entire unpaid principal balance and unpaid accrued interest of the Note immediately due and payable, and (ii) exercise any and all rights and remedies available to it under applicable law, including, without limitation, the right to collect from the Borrower and Parent all sums due under the Note. No Event of Default may be waived or shall be deemed to have been waived, except by a written notice delivered by the Lender to the Borrower, and any such waiver shall be applicable only to the specific Events of Default expressly identified in such notice and shall not be deemed to apply to any other or subsequent Event of Default. The Borrower shall pay all reasonable costs and expenses incurred by or on behalf of the Lender in connection with the Lender’s exercise of any or all of its rights and remedies under this Agreement and the Note, including, without limitation, all reasonable expenses of collecting and enforcing this Agreement and the Note, including, without limitation, reasonable expenses and fees of legal counsel and court costs. If a payment is three (3) Business Days or more late, then an additional five percent (5.0%) annual interest rate shall be applied to the unpaid principal balance as a penalty interest rate.

V. Transfers; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lender, Parent and their respective successors and permitted assigns, except that Borrower and Parent shall not have the right to assign their respective rights hereunder or any interest herein without the prior written approval of the Lender. Upon written notice to the Borrower, the Lender may freely assign and transfer all of its interest in this Agreement, the Note and the Loan Documents to which it is a party to any other Person. Upon assignment or other transfer of the Note, the assignee or transferee may request that the Borrower reissue a promissory note in the name of the assignee or transferee and the Borrower shall promptly take steps to accommodate such request. The Borrower shall make updates to the register as appropriate to reflect any permitted transfer transactions for which it has knowledge.

VI. Miscellaneous.

A. Amendments, Waivers, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Document nor consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be in writing and signed by each party against whom enforcement thereof would be sought, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

B. Notices, Etc. Any notice, request, instruction or other document to be given under any section of this Agreement shall be in writing and shall be deemed given upon receipt if delivered personally or electronic mail, the next day if by express mail or three days after being sent by registered or certified U.S. mail, return receipt requested, postage prepaid to the following addresses (or at such other address as shall be specified by like notice provided that such notice shall be effective only after receipt thereof):

If to the Lender:

[    ]

Attn: [    ]

Email: [    ]

If to the Borrower:

Heramba Holdings, Inc.

c/o Universal Registered Agents, Inc.

300 Creek View Road, Suite 209

Newark, Delaware 19711

Attn: Hans-Jörg Grundmann

Email: hansjoerggrundmann@googlemail.com

provided, however, that notices and communications to the Lender pursuant to Article II or VI shall not be effective until received by the Lender.

C. No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

D. Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed and enforced in accordance with, the laws of the state of Delaware without regard to conflict of laws principles thereof that would result in the application of any law other than the law of the state of Delaware. The Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the State of Delaware or, if such court does not have jurisdiction, the United States District Court for the District of Delaware, in any action arising out of or relating to this Agreement. The Parties irrevocably agree that all such claims shall be heard and determined in such a Delaware state or federal court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section VI.B hereof or in such other manner as may be permitted by Delaware law, will be valid and sufficient service thereof.

E. Execution in Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

F. Entire Agreement. This Agreement, together with all of the other Loan Documents and all certificates and documents delivered hereunder or thereunder, embodies the entire agreement of the Parties, and supersedes all prior oral or written agreements and understandings, relating to the subject matter hereof.

G. Lost or Destroyed Note. Upon receipt by the Borrower of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of the Note, and in the case of any such loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of the Note, the Borrower will issue a new promissory note of like tenor in lieu of the Note.

H. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal, or unenforceable provisions.

I. Specific Enforcement. Each party acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement or the Note by either party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement or the Note were not performed by an applicable party in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and the Note and to seek to enforce specifically the terms and provisions hereof and thereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement or the Note, at law or in equity.

J. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement.

LENDER:

[    ]

By:
Name:	[ ]
Title:	[ ]

BORROWER:

HERAMBA HOLDINGS, INC.

By:
Name:	Hans-Jörg Grundmann
Title:	Secretary and Director

PARENT:

HERAMBA LIMITED

By:
Name:	Zhe Zhang
Title:	Director

[Signature Page to Loan Agreement]

Exhibit A

Form of Note

$[ ]	April 30, 2024

For value received, HERAMBA HOLDINGS, INC., a Delaware corporation (the “Borrower”), hereby promises to pay [     ] (the “Lender”) the aggregate unpaid principal amount of [     ] Dollars ($[     ]) (the “Principal Amount”) under the Note (as defined in the Loan Agreement referred to below) issued by the Borrower to the Lender, payable at such times, and in such amounts, as are specified in the Loan Agreement.

The Borrower promises to pay interest on the unpaid Principal Amount of this Note on a cash basis from the date above until such Principal Amount is paid in full, at a rate provided in the Loan Agreement (as defined below), and payable in the manner, and at such times, as are specified in the Loan Agreement.

Both principal and interest are payable in lawful money of the United States to the Lender, at such bank as the Lender may designate from time to time in immediately available funds.

This Note is the Note referred to in, and is entitled to the benefits of, the Loan Agreement, dated effective as of April 30, 2024 (said Loan Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time, being the “Loan Agreement”), between the Borrower and the Lender, and the other Loan Documents referred to therein and entered into pursuant thereto. The Loan Agreement, among other things, (i) provides for the Note of the Borrower in the aggregate unpaid Principal Amount and (ii) contains provisions for acceleration of the maturity of all or a portion of the unpaid Principal Amount of this Note upon the happening of certain stated events and also for prepayments on account of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

This Note is non-negotiable. This Note is conditioned as provided in the Loan Documents. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Loan Agreement.

The Borrower, for itself, its successors and assigns, hereby waives (to the extent permitted by applicable law) diligence, presentment, demand, protest and all other notices of any kind, demand, dishonor and non-payment of this Note.

This Note shall be governed by, and shall be construed and enforced in accordance with, the laws of the state of Delaware without regard to conflict of laws principles thereof that would result in the application of any law other than the law of the state of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Note on the day and year first above written.

Heramba Holdings, Inc.

By:
	Name:	Hans-Jörg Grundmann
	Title:	Secretary and Director

Exhibit B

Form of Non-redemption agreements

This NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of April 30, 2024 (the “Effective Date”), is made by and between Project Energy Reimagined Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), and the undersigned investor (the “Backstop Investor”).

WHEREAS, the Company is a special purpose acquisition company with public units, Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”), and warrants that trade on the Nasdaq Global Market under the symbols “PEGRU”, “PEGR” and “PEGRW”, respectively;

WHEREAS, the Company has entered into the Business Combination Agreement, dated as of October 2, 2023 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), with Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (“Holdco”), Heramba Merger Corp., an exempted company incorporated in the Cayman Islands with limited liability, Heramba Limited, an Irish private company duly incorporated under the laws of Ireland (“Heramba Limited”), and Heramba GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the laws of Germany;

WHEREAS, at an extraordinary general meeting of shareholders of the Company held on March 28, 2024 (the “Meeting”), the Company’s shareholders voted to approve the Business Combination Agreement and the business combination contemplated thereby (together with the other transactions related thereto, the “Business Combination”);

WHEREAS, pursuant to the Company’s amended and restated memorandum and articles of association, as amended (the “Articles”), and the definitive proxy statement/prospectus filed by the Company and mailed to the shareholders of record as of the record date for the Meeting, the Company’s public shareholders had until 5:00 p.m., Eastern Time, on March 26, 2024, to demand that the Company redeem their Ordinary Shares for the Redemption Price (as defined in the Articles and which, for illustrative purposes, would have been approximately $10.66 as of December 31, 2023) in connection with the approval and consummation of the Business Combination (each such demand, a “Redemption Demand”);

WHEREAS, the Backstop Investor has entered into the Loan Agreement, dated as of April 30, 2024 (the “Loan Agreement”), with Heramba Holdings, Inc., a Delaware corporation (the “Borrower”), and Heramba Limited, which includes as a closing condition the execution of this Agreement;

WHEREAS, the Backstop Investor is willing to rescind or reverse all Redemption Demands submitted with respect to the Backstop Investor Shares (as defined below), or to cause all such Redemption Demands to be rescinded or reversed, in each case prior to the closing of the Business Combination (the “Closing”), on the terms and subject to the conditions of this Agreement;

WHEREAS, the Company and the Backstop Investor are entering into this Agreement in anticipation of the parties to the Business Combination Agreement determining to proceed with the Closing;

WHEREAS, pursuant to the Business Combination Agreement, among other matters, each Ordinary Share outstanding at the Closing will be cancelled in exchange for one ordinary share in the capital of Holdco with a nominal value of €0.0001 (“Holdco Ordinary Shares”);

WHEREAS, prior to, concurrently with or following the execution of this Agreement, the Company may have entered into or may enter into other non-redemption agreements on substantially similar terms with other shareholders of the Company; and

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

1. Non-Redemption Agreement.

(a) Subject to the conditions set forth in this Agreement, the Backstop Investor shall purchase Ordinary Shares up to the applicable amount set out in Exhibit A (the “Share Cap”) from shareholders of the Company who have rescinded or reversed any previously submitted Redemption Demand with respect to such shares, either in the open market or through privately negotiated transactions, no later than two (2) business days prior to the Closing, provided that the Company provides public disclosure of the date on which the Closing is expected to occur at least five (5) business days prior to the Closing (the “Closing Announcement”). Within one (1) business day following the Closing Announcement, the Company shall cause the Borrower to provide written notice to the Backstop Investor as to the date on which the repayment in full by the Borrower of all sums due pursuant to the Loan Agreement occurred or shall occur, which such date the Backstop Investor may rely upon to determine the applicable Share Cap in accordance with Exhibit A. The Ordinary Shares that the Backstop Investor actually acquires pursuant to this Section 1(a) are referred to herein as the “Backstop Investor Shares”.

(b) For the avoidance of doubt, the Backstop Investor may have voting and investment power over additional Ordinary Shares (such shares, “Non-Backstop Investor Shares”) which are not subject to this Agreement, including any Ordinary Shares in excess of the applicable Share Cap on the date of the Closing (the “Closing Date”).

(c) No later than two (2) business days prior to the Closing, the Backstop Investor hereby agrees to provide written notice to the Company of the total number of Backstop Investor Shares it has acquired pursuant to Section 1(a).

(d) If the Backstop Investor is unable to purchase Ordinary Shares in an amount equal to the applicable Share Cap, then the Company shall issue Ordinary Shares (or cause the issuance of Holdco Ordinary Shares, if applicable) to the Backstop Investor in an amount equal to the difference between such Share Cap and the number of Backstop Investor Shares acquired by the Backstop Investor (the “Replacement Shares”). In the event that the Replacement Shares are unregistered shares and subject to transfer restrictions, then the Replacement Shares shall promptly be registered pursuant to the first resale registration statement filed by Holdco following the Closing (the “Resale Registration Statement”), subject to compliance with applicable securities laws, and provided that any holder of the Replacement Shares shall have delivered any documentation or other information reasonably requested by Holdco in connection with its preparation of the Resale Registration Statement. The Company shall cause Holdco to file the Resale Registration Statement no later than 30 days after the Closing and to use its commercially reasonable efforts to have the Resale Registration Statement declared effective no later than 90 days after the Closing. Notwithstanding the foregoing, the Company shall have no obligation to issue or cause the issuance of any Replacement Shares if the Closing does not occur and the Business Combination is abandoned.

2. Non-Redemption Payment. Upon consummation of the Business Combination, the Company shall pay or cause to be paid to the Backstop Investor a payment in respect of the Backstop Investor Shares held by the Backstop Investor at the Closing (the “Non-Redemption Payment”) in cash released from the Trust Account (as defined below) equal to the number of Backstop Investor Shares multiplied by the Redemption Price.

3. Lock-Up Provisions.

(a) The Backstop Investor hereby agrees not to Transfer (as defined below) the applicable Backstop Investor Shares set out in Exhibit A as “Lock-Up Shares” (including the Holdco Ordinary Shares received in exchange therefor upon the Closing, the “Lock-Up Shares”) until the earlier of (i) the three (3) month anniversary of the Closing Date, and (ii) such date on which Holdco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property (collectively, the “Lock-Up Period”), provided, however, that the Lock-Up Period shall not apply to any Lock-Up Share that is sold by the Backstop Investor at a price that equals or exceeds $10.00 for such Lock-Up Share. For the sake of clarity, (i) the Backstop Investor Shares not designated as Lock-Up Shares shall not be subject to the Lock-Up Period and shall be freely tradable as set forth in Section 13; and (ii) any Lock-Up Shares sold by the Backstop Investor at a price equal to or greater than $10.00 per share shall be deemed to be part of the allocated Lock-Up Shares.

(b) Notwithstanding the foregoing, the restrictions set forth in Section 3(a) shall not apply to the following, provided that the Backstop Investor further agrees to execute such agreements as may be reasonably requested by the Company or Holdco, as applicable, that are consistent with the foregoing or that are necessary to give further effect thereto:

(i) Transfers (A) to another entity that is an affiliate of the Backstop Investor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Backstop Investor, (B) as part of a distribution to members, partners, shareholders or equity holders of the Backstop Investor, or (C) by virtue of applicable laws, including bankruptcy laws, or laws of the state or jurisdiction of the Backstop Investor’s organization or the Backstop Investor’s organizational documents upon dissolution of the Backstop Investor; or

(ii) Transfers in the event of the Company’s liquidation prior to the consummation of the Business Combination;

provided, however, that in the case of clause (i) above, any such Transfer shall not involve a disposition for value and it shall be a condition to such Transfer that each applicable permitted transferee enter into a written agreement with the Company or Holdco, as applicable, agreeing to be bound by the Transfer restrictions set forth in this Agreement.

(c) Any purported Transfer contrary to the provisions of this Agreement shall be void ab initio, and the Company or Holdco, as applicable, shall refuse to recognize any such purported transferee of the Lock-Up Shares as an equity holder for any purpose. The Backstop Investor acknowledges and agrees that, during the Lock-Up Period, stop transfer orders shall be placed against the Lock-Up Shares and each certificate or book entry position statement evidencing the Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO LOCK-UP PROVISIONS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF DURING THE TERM OF THE LOCK-UP PERIOD. A COPY OF THE AGREEMENT CONTAINING SUCH LOCK-UP PROVISIONS WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) As used in this Section 3, “Transfer” means the:

(i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder with respect to, any security;

(ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or

(iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii) above.

4. Representations and Warranties.

(a) Each of the parties hereto represents and warrants to the other party that:

(i) it is a validly existing company, partnership or corporation, in good standing under the laws of the jurisdiction of its formation or incorporation;

(ii) this Agreement constitutes a valid and legally binding obligation on it in accordance with its terms, subject to laws relating to bankruptcy, insolvency and relief of debtors, and laws governing specific performance, injunctive relief and other equitable remedies;

(iii) the execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate action;

(iv) the execution, delivery and performance of this Agreement will not result in a violation of its Certificate of Formation or Certificate of Incorporation or equivalent organizational documents, as applicable, or conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which it is a party or by which it is bound; and

(v) there is no action, suit, proceeding or governmental investigation pending or, to the knowledge of such party, threatened against it or any of its property or assets, which would have a material adverse effect on the ability of such party to comply with its obligations hereunder.

(b) The Backstop Investor represents and warrants to the Company that:

(i) as of the date of the notice referenced in Section 1(c), the Backstop Investor will beneficially own all of the Backstop Investor Shares subject to this Agreement and any previously submitted Redemption Demand with respect to such shares will have been rescinded or reversed; and

(ii) with respect to the issuance of any Replacement Shares that are unregistered shares and subject to transfer restrictions:

(A) the Backstop Investor is (I) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (II) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and would be acquiring the Replacement Shares only for the Backstop Investor’s own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide any requested information supporting such representations as the Company or Holdco may reasonably request). The Backstop Investor is not an entity formed for the specific purpose of acquiring the Replacement Shares and is an “institutional account” as defined by Rule 4512(c) of Financial Regulatory Industry Authority; and

(B) the Backstop Investor understands that the Replacement Shares would be offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Replacement Shares will not have not been registered under the Securities Act. The Backstop Investor understands that the Replacement Shares may not be resold, transferred, pledged or otherwise disposed of by the Backstop Investor absent an effective registration statement under the Securities Act except (I) to the Company (or Holdco, as applicable) or a subsidiary thereof, (II) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (III) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (I) and (III) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry position statements evidencing the Replacement Shares would contain a legend to such effect. The Backstop Investor acknowledges that the Replacement Shares may not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Backstop Investor understands and agrees that the Replacement Shares would be subject to transfer restrictions and, as a result of those transfer restrictions, the Backstop Investor may not be able to readily resell the Replacement Shares and may be required to bear the financial risk of an investment in the Replacement Shares for an indefinite period of time. The Backstop Investor understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any Replacement Shares.

(c) The Company represents and warrants to the Backstop Investor that:

(i) it will not treat the Non-Redemption Payment as a debt repayment;

(ii) on the date of the Closing Announcement, there will be no less than 13,247,201 Ordinary Shares duly issued and outstanding; and

(iii) all transactions as contemplated hereunder are, and will be, executed by it in compliance with all applicable law, rules and regulations, including, but not limited to, all securities laws of all applicable jurisdictions.

5. Additional Covenants. The Backstop Investor hereby covenants and agrees that, except for this Agreement, the Backstop Investor shall not, at any time while this Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to the Backstop Investor Shares (or any securities received in exchange therefore) inconsistent with the Backstop Investor’s obligations pursuant to this Agreement, (ii) grant a proxy, a consent or power of attorney with respect to the Backstop Investor Shares (or any securities received in exchange therefore), (iii) enter into any agreement or take any action that would make any representation or warranty of the Backstop Investor contained herein untrue or inaccurate in any material respect or have the effect of preventing or disabling the Backstop Investor from performing any of its obligations under this Agreement, or (iv) purchase the Backstop Investor Shares at a price higher than the price offered through the Company’s redemption process.

6. Expenses. Each party hereto shall be responsible for its own fees and expenses related to this Agreement and, except as required by the Loan Agreement, the transactions contemplated hereby.

7. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the mutual written consent of the parties hereto, (c) August 2, 2024, if the Business Combination has not been consummated by such date, and (d) the termination of the Lock-Up Period following the consummation of the Business Combination. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to clauses (a) and (d) above shall not affect any liability on the part of any party for an intentional breach of this Agreement; and (ii) Section 6 through and including Section 24 of this Agreement will survive the termination of this Agreement.

8. Trust Account Waiver. The Backstop Investor acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (“IPO”) and certain proceeds of private placements in connection with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Backstop Investor hereby agrees (on its own behalf and on behalf of its Related Parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, or distributions to public shareholders therefrom, and it shall not make any claim against the Trust Account, or distributions to public shareholders therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); provided, that the Released Claims shall not include any rights or claims of the Backstop Investor or any of its Related Parties as a shareholder of the Company to the extent related to or arising from any Backstop Investor Shares. The Backstop Investor hereby irrevocably waives (on its own behalf and on behalf of its Related Parties) any Released Claims that it may have against the Trust Account, or distributions to public shareholders therefrom, now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account, or distributions to public shareholders therefrom, with respect to the Released Claims. For the avoidance of doubt, this provision shall not restrict the Backstop Investor’s (i) redemption rights with respect to the Non-Backstop Investor Shares or (ii) claims related to the Non-Redemption Payment against any funds released to the Company from the Trust Account upon the Closing or otherwise held by the Company outside of the Trust Account. As used in this Section 8, “Related Parties” means a party’s affiliates and its and its affiliates’ respective directors, officers, employees, shareholders, members, partners, owners, affiliates, advisors (including, without limitation, financial advisors, attorneys, accountants and consultants), agents and other representatives.

9. Public Disclosure. The Backstop Investor agrees that, other than the existence of this Agreement, a potential transaction with a municipal transit authority (the “Transaction”) and certain matters related to the Loan Agreement (the “Loan Matters”), no material non-public information concerning the Company, the Ordinary Shares or the Business Combination has been disclosed to the Backstop Investor by the Company or its representatives as of the Effective Date. The Company shall file a Current Report on Form 8-K with the SEC reporting the material terms of this Agreement within four (4) business days following the execution of this Agreement (the “Current Report”). Additionally, the Company shall: (i) publicly disclose the material terms of the Transaction (the “Transaction Disclosure”); and (ii) shall cause the Borrower to publicly disclose the material terms of the Loan Matters (the “Borrower Announcement”), provided that for each of the Transaction Disclosure and the Borrower Announcement such public disclosures shall be made prior to the purchase of any Backstop Investor Shares by the Backstop Investor and in no case later than two (2) business days prior to the Closing Announcement. The Company, and the Borrower to the extent applicable, shall determine the content of the public disclosures pursuant to this Section 9 provided that the material terms to be disclosed regarding the Transaction shall include, but not be limited to, (x) the total revenue impact, including any go forward options; (y) the timeline for recognizing the revenues generated by the project; and (z) the impact on the Company’s financial statements. Following the Effective Date, the Company shall not, and shall cause its representatives to not, disclose any material non-public information to the Backstop Investor, including any material non-public information concerning the Company, the Ordinary Shares, the Transaction or the Business Combination, other than the existence of this Agreement and the Loan Matters, such that, to the Company’s knowledge, the Backstop Investor shall not be in possession of any such material non-public information from and after the filing of the Current Report, the Transaction Disclosure and the Borrower Announcement. Notwithstanding anything in this Agreement to the contrary, the Backstop Investor agrees that the Company shall have the right to publicly disclose the nature of the Backstop Investor’s commitments, arrangements and understandings under and relating to this Agreement in any filing by the Company with the SEC.

10. Indemnification. The Company agrees to indemnify and hold harmless the Backstop Investor, its affiliates and their respective directors, officers, employees, agents and controlling persons (each such person being an “Indemnified Party”) from and against any and all losses (but excluding financial losses to an Indemnified Party relating to the economic terms of this Agreement), claims, damages and liabilities (or actions in respect thereof), joint or several, incurred by such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Agreement, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereby or any pending or threatened claim or any action, suit or proceeding against the Company; provided, that the Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a non-appealable judgment by a court of competent jurisdiction to have resulted from the Backstop Investor’s breach of this Agreement or from the Backstop Investor’s willful misconduct or gross negligence or fraud. In addition (and in addition to any other reimbursement of legal fees contemplated by this Agreement), the Company will reimburse any Indemnified Party for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of the Company. The provisions of this paragraph shall survive the termination of this Agreement.

11. Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the State of Delaware or, if such courts do not have jurisdiction, the United States District Court for the District of Delaware, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a Delaware state or federal court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 22 hereof or in such other manner as may be permitted by Delaware law, will be valid and sufficient service thereof.

12. Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

13. Freely Tradable. The Company confirms that except with respect to the Lock-Up Shares and any Replacement Shares, (i) the Backstop Investor Shares will be freely tradable without restrictive legends following the Business Combination, (ii) the Backstop Investor Shares will not require re-registration pursuant to a registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent following the Business Combination, and (iii) that the Backstop Investor shall not be identified as a statutory underwriter in any registration statement filed with the SEC on Form S-1 or Form S-3 or equivalent, subject in each case to compliance with applicable securities laws.

14. Form W-9 or W-8. The Backstop Investor shall, upon the request of the Company at or prior to the consummation of the Business Combination, execute and deliver to the Company a completed IRS Form W-9 or Form W-8, as applicable.

15. Non-Reliance. The Backstop Investor has had the opportunity to consult its own advisors, including financial and tax advisors, regarding this Agreement or the arrangements contemplated hereunder and the Backstop Investor hereby acknowledges that neither the Company nor any representative or affiliate of the Company has provided or will provide the Backstop Investor with any financial, tax or other advice relating to this Agreement or the arrangements contemplated hereunder.

16. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly named in this Section 16, this Agreement is not intended, nor shall be construed, to give any person, other than the parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement.

17. Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the non-assigning party hereto (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing and subject to Section 3, the Backstop Investor may transfer its rights, interests and obligations hereunder to one or more investment funds or accounts managed or advised by the Backstop Investor (or its affiliates) and to the extent such transferee is not a party to this Agreement, such transferee shall agree to be bound by the terms hereof prior to any such transfer being effectuated; provided, that the Backstop Investor shall provide the Company with prior written notice of any such transfer.

18. Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in any state or federal court within the State of New York.

19. Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

20. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

21. No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship between the Backstop Investor, on the one hand, and the Company, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties.

22. Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the business day following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a business day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding business day), provided the sender receives no bounce-back or similar message indicating non-delivery; in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties in accordance with this Section 22):

If to the Company prior to the Business Combination:

Project Energy Reimagined Acquisition Corp.
1280 El Camino Real, Suite 200
Menlo Park, California
Attention: Srinath Narayanan
Email: srinath@smilodonai.com

with copies (which shall not constitute notice) to:

Greenberg Traurig, LLP
1 Vanderbilt Ave
New York, New York 10017
Attention: Alan Annex, Michael Helsel and Brian Wheaton
Email: annexa@gtlaw.com; helselm@gtlaw.com; wheatonb@gtlaw.com

If to the Company following the Business Combination:

Heramba Electric plc
Kiepe Platz 1
D-40599 Düsseldorf
Germany
Attention: Hans-Jörg Grundmann
Email: herambaops@herambaholdings.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention: Nick S. Dhesi
Email: Nick.Dhesi@lw.com

and

Matheson LLP
70 Sir John Rogerson’s Quay
Dublin 2
Ireland
Attention: Fergus Bolster
Email: Fergus.Bolster@matheson.com

If to the Backstop Investor, to the address(es) set forth on the signature page hereto.

23. Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

24. Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent that they relate in any way to the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the Effective Date.

COMPANY:

Project Energy Reimagined
Acquisition Corp.

By:
Name:	Srinath Narayanan
Title:	Chief Executive Officer

[Signature Page to Non-Redemption Agreement]

BACKSTOP INVESTOR:

[BACKSTOP INVESTOR]

By:
Name:
Title:

Address(es) for Notices:

[Signature Page to Non-Redemption Agreement]

EXHIBIT A

Backstop Investor Shares

Note Repayment(1) Occurs:	Share Cap
On or prior to May 30, 2024	400,000, of which 200,000 shall be Lock-Up Shares
Between May 31, 2024 – July 29, 2024	800,000, of which 400,000 shall be Lock-Up Shares
On or after July 30, 2024	1,000,000, of which 500,000 shall be Lock-Up Shares

(1)	“Note Repayment” refers to repayment in full by the Borrower of all sums due to the Backstop Investor under the Note (as defined in the Loan Agreement).